Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the periods indicated:

	Successor						Predecessor
(in thousands)	Six months ended June 30, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Six months ended, December 31, 2010	Six months ended, June 30, 2010
Earnings	$62,130	$199,687	$29,982	$64,598	$20,143	$25,379	$13,656

Fixed Charges	$61,470	$46,561	$13,303	$8,255	$7,669	$3,874	$12,423

The ratio of earnings to fixed charges is computed by dividing pre-tax income from continuing operations, less income or loss from equity investments, plus fixed charges, amortization of capitalized interest and distributed income of equity investees, less capitalized interest, by fixed charges. Fixed charges consist of interest expense, including interest expense from amortized premiums, discounts and capitalized expenses relating to indebtedness, plus an estimate of the rental expense deemed by us to be representative of the interest factor of rental payments under the operating leases.